Mail Stop 3561


									February 7, 2006




Mr. Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.
75 Arlington Street
Boston, Massachusetts 02116


		RE:	The Boston Beer Company, Inc.
			Form 10-K for Fiscal Year Ended December 25, 2004 Form 10-Q for Fiscal Quarter Ended September 24, 2005
			Filed March 11, 2005 and November 3, 2005
			File No.  1-14092

Dear Mr. Roper:

		We have reviewed your responses in your letter dated January 24, 2006 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Notes to Consolidated Financial Statements, page 32

B. Summary of Significant Accounting Policies, page 30

Segment Reporting, page 34

1. We read your response to comment 2 in our letter dated January
27,
2006. Please note that you must first apply the criteria in paragraph 17 of SFAS 131 before you apply the quantitative thresholds in paragraph 18. Additionally, aggregation of an operating segment that does not meet the quantitative thresholds in paragraph 18 with an operating segment that meets the quantitative thresholds is prohibited. Please refer to paragraph 19 of SFAS 131 and paragraphs
6 and 7 of EITF 04-10. If after reassessing the criteria in SFAS 131, you now believe that each of these operations represents separate reportable segments, please revise your financial statements accordingly.

2. Product line revenue disclosures should mirror the financial information used to prepare your general-purpose financial statements. Please tell us the product categories reported to senior management in daily, weekly or monthly sales reports for purposes of managing the business. Additionally, tell us in detail how you have concluded that the individual products you have aggregated in the product categories disclosed are similar. Please refer to paragraph
37 of SFAS 131 for guidance.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

		If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
??

??

??

??

Mr. Martin F. Roper
The Boston Beer Company, Inc.
February 07, 2006
Page 2